Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Cigna Corporation
Commission File No.: 001-08323

The questions and answers below were developed for use regarding Human Resources matters.

I am in Career Band 5, 6 or 7 and was awarded Restricted Stock Grants (RSGs).  What will happen to them?

The announcement has no immediate effect on outstanding RSGs.

If you are in Career Band 5, 6 or 7, your RSGs that are outstanding when the transaction with Anthem closes will be “rolled over” into a number of restricted Anthem shares in a manner that preserves the value of your Cigna RSGs.  Please see below for an example of how this conversion will be calculated.  The restricted Anthem shares will remain subject to the same terms and conditions as your Cigna RSGs, including with respect to the vesting schedule.

It is not possible to calculate at this time the exact number of restricted Anthem shares you will receive because the number will be based on the value of the merger consideration at the closing ($103.40 in cash and 0.5152 Anthem shares for each Cigna share).  Any fractional Anthem shares will be rounded up to the nearest whole share.

Example:  Assume, for illustrative purposes only, that the value of Anthem shares at the closing is $164.22, which was the closing price on May 28, 2015, before reports that Cigna and Anthem were in negotiations.

For 100 Cigna RSGs, you would be entitled to receive a number of restricted Anthem shares equal to 100 x [($103.40 / $164.22) + 0.5152] = 115 restricted Anthem shares

There will be more information forthcoming.

I am in Career Band 4 and was awarded Restricted Stock Grants (RSGs) after June 30, 2015.  What will happen to them?

The announcement has no immediate effect on outstanding RSGs.

If you are in Career Band 4, your RSGs awarded after June 30, 2015 that are outstanding upon the closing will be “rolled over” in the same manner as RSGs held by employees in Career Bands 5, 6 or 7, as described above.

There will be more information forthcoming.

I am in Career Band 4 and was awarded Restricted Stock Grants (RSGs) prior to July 1, 2015.  What will happen to them?

The announcement has no immediate effect on outstanding RSGs.

If you are in Career Band 4, your RSGs awarded prior to July 1, 2015 that are outstanding when the transaction with Anthem closes will be converted into merger consideration (cash and Anthem shares).  Please see below for an example of how this conversion will be calculated.  The cash portion will be paid as soon as reasonably practicable (within 5 days) following the closing and the stock portion will remain subject to the same terms and conditions as your Cigna RSGs, including with respect to the vesting schedule.  Any fractional Anthem shares will be rounded up to the nearest whole share.

Example:  For 100 Cigna RSGs, you would be entitled to receive:

1.	An amount in cash equal to 100 x $103.40 = $10,340; and

2.	A number of restricted Anthem shares equal to 100 x 0.5152 = 52 restricted Anthem shares

There will be more information forthcoming.

I was awarded Restricted Stock Units (RSUs), what will happen to them?

The announcement has no immediate effect on outstanding RSUs.

Your RSUs that are outstanding upon the closing of the transaction with Anthem will be “rolled over” into a number of restricted stock units denominated in Anthem shares in a manner that preserves the value of your Cigna RSUs.  Please see below for an example of how this conversion will be calculated.  The Anthem restricted stock units will remain subject to the same terms and conditions as your Cigna RSUs, including with respect to the vesting schedule.

It is not possible to calculate at this time the exact number of Anthem restricted stock units you will receive because the number will be based on the value of the merger consideration at the closing ($103.40 in cash and 0.5152 Anthem shares for each Cigna share).  Any fractional Anthem restricted stock units will be rounded up to the nearest whole share.

Example:  Assume, for illustrative purposes only, that the value of Anthem shares at the closing is $164.22, which was the closing price on May 28, 2015, before reports that Cigna and Anthem were in negotiations.

For 100 Cigna RSUs, you would be entitled to receive a number of Anthem restricted stock units equal to 100 x [($103.40 / $164.22) + 0.5152] = 115 Anthem restricted stock units

If you are in Career Band 4 and Cigna determines that you are not subject to U.S. income tax, further information will be forthcoming about your Cigna RSUs awarded prior to July 1, 2015.

There will be more information forthcoming.

I was awarded Stock Options.  What will happen to them?

The announcement has no immediate effect on outstanding stock options.

Your outstanding stock options that are vested when the transaction with Anthem closes will be cancelled and converted into merger consideration (cash and Anthem shares).  The merger consideration you receive will have a value equal to your stock options’ intrinsic value (the excess, if any, of the value of the merger consideration over each stock option’s per-share exercise price).  The portions payable in cash and Anthem shares will be based on the portions of cash and Anthem shares that make up the merger consideration that will be paid to Cigna shareholders generally.  Any fractional Anthem shares will be paid in cash.  Please see below for an example of how this conversion will be calculated.  The cash portion will be paid as soon as reasonably practicable (within 5 days) following the closing and the stock portion will not be subject to any vesting restrictions.

It is not possible to calculate at this time the exact number of Anthem shares you will receive because the number will be based on the value of the merger consideration at the closing ($103.40 in cash and 0.5152 Anthem shares for each Cigna share).

Example:  Assume, for illustrative purposes only, that the value of Anthem shares at the closing is $164.22, which was the closing price on May 28, 2015, before reports that Cigna and Anthem were in negotiations.  Also assume, for illustrative purposes only, that 55% of the merger consideration is payable in cash, 45% of the merger consideration is payable in stock and the intrinsic value of your vested stock options is $100.

For 100 vested Cigna stock options, you would be entitled to receive:

1.	An amount in cash equal to 100 x the intrinsic value of the stock options x the percentage of the merger consideration payable in cash

= 100 x $100 x 55% =$5,500.00; and

2.	A number of vested Anthem shares equal to [100 x the intrinsic value of the stock options x the percentage of the merger consideration payable in stock] / [the price of Anthem shares]

= [100 x 100 x 45%] / $164.22=27 vested Anthem shares, plus $66.06 in lieu of a fractional Anthem share

Your outstanding stock options that are unvested when the transaction with Anthem closes will be “rolled over” into options to purchase Anthem shares.  The number of Anthem stock options you will receive and their per-share exercise price will be adjusted in a manner that will preserve the intrinsic value of your Cigna stock options (the excess, if any, of the value of the merger consideration over the stock option’s per-share exercise price).  The number of stock options resulting from such adjustment will be rounded down to the nearest whole share, and the per-share exercise price resulting from such adjustment will be rounded up to the nearest whole cent.  Please see below for an example of how this conversion will be calculated. The Anthem stock options will remain subject to the same terms and conditions as your Cigna stock options, including with respect to the vesting schedule.

It is not possible to calculate at this time the exact number of Anthem stock options you will receive because the number will be based on the value of the merger consideration at the closing ($103.40 in cash and 0.5152 Anthem shares for each Cigna share).

Example:  Assume, for illustrative purposes only, that the value of Anthem shares at the closing is $164.22, which was the closing price on May 28, 2015, before reports that Cigna and Anthem were in negotiations.

For 100 unvested Cigna stock options with a per-share exercise price of $78.00, you would be entitled to receive a number of Anthem stock options equal to 100 x [($103.40 / $164.22) + 0.5152] = 114 Anthem stock options.  The exercise price of the Anthem stock options would be $78.00 / [($103.40 / $164.22) + 0.5152] = $68.14 exercise price

There will be more information forthcoming.

I was awarded Strategic Performance Shares (SPSs), what will happen to them?

The announcement has no immediate effect on outstanding SPSs.

Your SPSs that are outstanding when the transaction with Anthem closes will be deemed to have achieved a shares earned percentage equal to the greatest of:  (1) 100%, (2) the shares earned percentage that applied to the last SPS performance period that ended prior to the closing, or 3) the average of the shares earned percentages that applied to the last two SPS performance periods that ended prior to the closing.

After the shares earned percentage is applied, your SPSs will be “rolled over” into restricted stock units denominated in Anthem shares in a manner that preserves the value of your SPSs.  Please see below for an example of how this conversion will be calculated.  The Anthem restricted stock units will remain subject to the same terms and conditions as your SPSs, including with respect to the vesting schedule.  However, the Anthem restricted stock units will not be subject to any performance conditions.

It is not possible to calculate at this time the exact number of Anthem restricted stock units you will receive because the number will be based on the value of the merger consideration at the closing (which is $103.40 in cash and 0.5152 Anthem shares for each Cigna share).  Any fractional Anthem restricted stock units will be rounded up to the nearest whole share.

Example:  Assume, for illustrative purposes only, that the value of Anthem shares is $164.22, which was the closing price on May 28, 2015, before reports that Cigna and Anthem were in negotiations.  Also assume, for illustrative purposes only, that the shares earned percentage deemed achieved (as determined in accordance with the merger agreement) is 175%.

For 100 Cigna SPSs, you would be entitled to receive a number of Anthem restricted stock units equal to 100 x 175% [($103.40 / $164.22) + 0.5152] = 201 Anthem restricted stock units

There will be more information forthcoming.

How can I find out information about my stock awards?

Please contact Fidelity, Cigna's stock plan provider, at one of the following phone numbers:

Career Band 6 or 7	[______]
US Employees – Career Band 4 or 5	[______]
Non-US Employees – Career Band 4 or 5	[______]

You can also access your Fidelity account online at www.netbenefits.com or use the single sign-on link at YCL > Self Service > Forms/Tools & Resources > Fidelity NetBenefits.

Will my benefits under the Cigna Pension Plan be affected?

Any benefits you have earned under the Cigna Pension Plan – Part A or Part B – will not be affected by the transaction.  For information about your pension benefits, call Prudential Retirement® at [______] and ask to speak to a Participant Service Center.  Representatives are available to assist you Monday - Friday, from 8 am to 9 pm Eastern Time.  You can also view information about your pension benefits at any time by visiting the Prudential Online Retirement Center.  Please note that Prudential cannot comment on or answer questions regarding the transaction.

I am planning to retire, can I still request an exception to forfeiture of my Restricted Stock and SPSs?

You can follow the normal process. You should contact your HRG 60 days in advance of your retirement, to submit the request.  Exceptions are only considered in the case of a bonafide retirement or early retirement.

Is there, or will there be, an agreement between Anthem and Cigna regarding the retention of Cigna employees?

Retaining the talent in the organization, especially during a period of uncertainty, remains a priority of ours.  We will continue to communicate as we can with additional information to ease that uncertainty.  And we will take steps to retain people through the approval process and beyond that period as we know more.

If we previously worked for Anthem, will our previous time at their company be re-instated? If so, how far back will they re-instate?

Some Cigna employees may have previously worked at Anthem and vice versa. Details about recognition of prior service in this circumstance have not yet been determined.

What happens to my Cigna 401(k) Plan account if I am separated from Cigna (e.g. voluntary termination, role elimination, etc.) before the transaction closes?

You are always entitled to the full value of your contributions to the Plan.  If you meet the Plan’s vesting requirements, you are also entitled to any company match contributions. The Cigna 401(k) Plan permits terminated employees to take a distribution of their vested account balance at the time of termination of employment, or your balance may be rolled into an IRA or into your new employer’s plan if that plan allows rollovers. A termination letter outlining the distribution options is mailed 5-7 days after your termination date.  If your account balance is $5,000 or more, you also have the option to leave your account open in the Plan.

What happens to my Cigna 401(k) Plan account if I am separated from Cigna after the transaction closes?

You are always entitled to the full value of your contributions to the plan, which, if you meet the Plan’s vesting requirements, will include any company match contributions.   We’ll communicate any additional details after the transaction is completed.

Should we be using our PTO/vacation time?

It has always been Cigna’s policy to encourage employees to actively utilize their PTO to support of their health and well-being. This policy has not changed as a result of the announcement.

What will happen to Cigna's office locations?

While the post-closing headquarters will be located in Indianapolis, we anticipate there will be employees in many locations across the country and the globe, although specifics have not yet been determined.

Will there be job eliminations at Cigna as a result of this transaction?

There will be no immediate impact as a result of the announcement of the proposed transaction. The transaction is not expected to close until the second half of 2016. Until then, it’s business as usual, and both Cigna and Anthem will continue to operate and compete as separate companies. Over the next several years, we will be working on integration plans. This will involve some changes that will affect certain positions which will be communicated.

Will I continue to be eligible to participate in the Cigna Deferred Compensation Program?

Employees who are eligible to participate in the Cigna Deferred Compensation Program will be able to continue to participate in this Program until further notice.  We anticipate that this Program will continue at least through December 31st of the year following the closing.  Any changes regarding this Program will be communicated.

Does this transaction qualify as a “change of control” of Cigna Corporation under the Cigna Severance Pay Plan and Cigna’s Long Term Incentive Plan?

Yes.  The transaction qualifies as a change of control of Cigna Corporation under Cigna's Severance Pay Plan and Cigna’s Long Term Incentive Plan. It is important to note that the change of control will occur at the closing, which we anticipate will occur no sooner than the second half of 2016.  The recent announcement alone does not qualify as a change of control.

If my job is eliminated as a result of the announcement, am I entitled to severance benefits?

If your job is eliminated before the closing and you meet certain requirements under Cigna's Severance Pay Plan, you will be entitled to severance pay benefits  under “Schedule I” of the Plan.  If you are involuntarily terminated (except “for cause”) within two years after the closing (as described in the Plan), and you otherwise are eligible for benefits under the Plan, you will be entitled to severance pay benefits under “Schedule II” of the Plan.

Where can I get more information about Cigna's US Employee Severance Pay Plan?

For more information about Cigna's Severance Pay Plan please refer to the Summary Plan Description posted to YCL.  As a normal course of business, Cigna reserves the right to make changes the Severance Pay Plan.  However, once a change of control occurs (at the closing, not the announcement) Schedule II cannot be changed for two years.

What will happen to my Health Reimbursement Account (HRA) as a result of the transaction?

We anticipate that we will continue to offer employees an HRA option under Cigna's medical benefit plan (or a similar plan provided by Anthem) until  at least December 31st of the year following the year of the closing. This means that employees will most likely be able to continue to participate in an HRA option through 2017 (assuming the transaction closes in 2016).  Those enrolled in an HRA option should expect to have access to their HRA account balances through at least December 31st of the year following the closing.

What will happen to my Health Savings Account (HSA) as a result of the transaction?

We anticipate that we will continue to offer employees HSA options under Cigna's medical benefit plan (or a similar plan of Anthem) until at least December 31 of the year following the year of the closing. This means that employees will most likely be able to continue to participate in an HSA option through 2017(assuming the transaction closes in 2016).  Remember that an HSA is a personal account and remains in your control regardless of whether you remain employed with Cigna.

Will the Cigna Long-Term Incentive Plan continue as a result of the announcement?

Until the closing, any equity awards you may have received under the Cigna Long-Term Incentive Plan will not be affected and we will continue to operate the Plan consistent with its terms and the terms included in the corresponding award agreements. Any impact to the Plan following the closing will be communicated.

What happens to my unvested Restricted Stock and Restricted Stock Unit awards if my employment ends?

If your employment ends before the closing, with limited exceptions (i.e. death, disability or approved retirement or approved early retirement), your unvested Restricted Stock or Restricted Stock Units will be forfeited immediately upon your termination of employment.  If your employment ends within two years after the closing, and the reason for your employment ending qualifies as a “Termination Upon a Change of Control” as defined under the Long-Term Incentive Plan, all of your unvested Restricted Stock or Restricted Stock Units (which will have been converted into Anthem Restricted Stock or Restricted Stock Units) held at the time of termination, will vest upon your termination of employment.

What happens to my Stock Options if my employment ends?

If your employment ends before the closing, with limited exceptions (i.e. death, disability or retirement or early retirement), your Stock Options, both vested and unvested, will be forfeited immediately upon your termination of employment.  If your employment ends within two years after the closing, and the reason for your employment ending qualifies as a “Termination Upon a Change of Control” as defined under the Long-Term Incentive Plan, all of your unvested Stock Options (which will have been converted into Anthem Stock Options) held at the time of termination will vest upon your termination of employment and any outstanding options will expire on the earlier of the original expiration date or three months after your termination of employment.

What happens to my unvested Strategic Performance Shares if my Cigna employment ends?

If your employment ends before the closing, with limited exceptions (i.e. death, disability or approved retirement or approved early retirement), your Strategic Performance Shares will be forfeited immediately upon your termination of employment.  If your employment ends within two years after the closing, and the reason for your employment ending qualifies as a “Termination Upon a Change of Control” as defined under the Long-Term Incentive Plan, all of your Strategic Performance Shares (which will have been converted into Anthem restricted stock as described above) will vest upon your termination of employment.

What will happen to my wholly-owned Cigna shares as a result of the transaction?

Holders of wholly-owned Cigna shares will receive the merger consideration per share on the same basis as any investor holding Cigna shares.

What are the tax consequences of the treatment of my equity awards as a result of the transaction?

We cannot comment on the tax consequences with respect to any individual’s equity awards but it is expected that certain tax withholding obligations will arise with respect to certain equity awards as a result of the transaction.  We encourage you to consult with your personal tax advisor for more information.

I was planning on retiring from Cigna this year, will I still be able to elect retiree benefits (e.g. medical, dental, and vision) as a result of the Cigna/Anthem announcement?

No changes are currently planned regarding an eligible employees’ ability to elect retiree benefits. As a normal course of business, Cigna reserves the right to make changes to our medical and other healthcare benefits. In the future, we will communicate any information regarding retiree benefits as it becomes available.

I am currently covered under Cigna's Retiree Medical Plan (e.g. medical, dental, and vision), what will happen to my coverage as a result of the Cigna/Anthem announcement?

No immediate changes to retiree medical benefits are anticipated as a result of the announcement. As a normal course of business, Cigna reserves the right to make changes to our medical and other healthcare benefits. Cigna’s annual enrollment for benefits will take place this fall as normally scheduled (November 9 – November 20). In the future, we will communicate any information pertaining to retiree medical benefits as it becomes available.

What will happen to my 2015 retiree premiums (e.g. medical, dental, and vision) as a result of the Cigna/Anthem announcement?

There are no changes to your 2015 premiums as a result of the announcement. Cigna’s annual enrollment for benefits will take place this fall as normally scheduled (November 9 – November 20). As a normal course of business, Cigna reserves the right to make changes to our medical and other healthcare benefits. In the future, we will communicate any information as it becomes available.

What will happen to my retiree life insurance as a result of the Cigna/Anthem announcement?

No immediate changes are anticipated retarding retiree life insurance as a result of the announcement. In the future, we will communicate any information pertaining to the announcement as it becomes available.

I am currently collecting a Cigna pension benefit, what will happen to my benefit as a result of the Cigna/Anthem announcement?

Any benefits you have earned under the Cigna Pension Plan will not be affected by the transaction.

How will my LTD benefit be affected as a result of the Cigna/Anthem announcement?

Assuming you continue to qualify for a covered disability, your LTD benefit that you are receiving from Cigna Leave Solutions is not affected by this announcement.

I am on LTD and currently covered by Cigna medical (e.g. medical, dental, and vision), what will happen to my benefit as a result of the Cigna/Anthem announcement?

No changes are currently anticipated as a result of the announcement. As a normal course of business, Cigna reserves the right to make changes to our medical and other healthcare benefits. Cigna’s open enrollment for benefits will take place this fall as normally scheduled (November 9 – November 20). In the future, we will communicate more information as it becomes available.

I am on LTD or a Retiree, where can I find more information about the Cigna/Anthem announcement?

Information about the Cigna/Anthem announcement can be found on www.betterhealthcaretogether.com.

How soon will the Cigna/Anthem acquisition be completed?

The proposed transaction is expected to close in the second half of 2016, subject to regulatory and Cigna/Anthem shareholder approvals and other customary closing conditions. Until then, it is business as usual, and both Cigna and Anthem will continue to operate and compete as separate companies.

Why did Cigna and Anthem enter into an agreement to combine organizations?

This move is consistent with our long history of evolving through combinations, acquisitions, new businesses in new geographies and other initiatives, all driven by the ever-changing needs of our customers and clients. Together with Anthem, we will form a premier global health service company that will dramatically accelerate our journey to deliver on capabilities that offer individuals, employers and government beneficiaries the right mix of capabilities through all life stages.   As a result of the combination of the two companies, complementary products and services, customers will have access to higher-quality products, lower prices, and increased choice. We will be creating a more effective competitor and more choice across the board.

How will the Cigna/Anthem acquisition affect this position if I accept Cigna’s offer?

At this time there will be no impact as a result of the announcement of the proposed transaction. The proposed transaction is not expected to close until the second half of 2016. Until then, it’s business as usual, and both Cigna and Anthem will continue to operate and compete as separate companies. Over the next year, we will be working on integration plans. This will involve some changes that will affect certain positions. It’s too early to discuss specifics.

Will there be job eliminations at Cigna as a result of this acquisition?

The transaction is not expected to close until the second half of 2016. Until then, it’s business as usual, and both Cigna and Anthem will continue to operate and compete as separate companies. Over the next year, we will be working on integration plans. This will involve some changes that will affect certain positions. It’s too early to discuss specifics at this time.

Will this position be moved to a different location than hired to today?

At this time there will be no impact as a result of the announcement of the proposed transaction. The transaction is not expected to close until the second half of 2016. Until then, it is business as usual, and both Cigna and Anthem will continue to operate and compete as separate companies with separate office locations. Over the next year, we will be working on integration plans. This will involve some changes that will affect certain positions. It’s too early to discuss specifics at this time.

Will Cigna’s benefits change after the acquisition is completed?

The proposed transaction is not expected to close until the second half of 2016. We review our benefits offerings regularly to ensure they remain competitive and appropriate for our employees. It’s too early to discuss specifics or to predict whether or how any of our current benefits offerings might change after the proposed transaction is completed.

If I join will I keep the Employee Benefits Package that Cigna has now throughout 2015? If there are any planned changes for 2016, what are those and when will they occur?

We anticipate that Cigna employees will remain in Cigna’s programs at least until the January following the year of closing. This means Cigna employees will most likely continue to participate in Cigna’s programs through at least 2017.

Can I apply to current open roles at Cigna (coming from Anthem employee)?

There is no policy preventing Anthem employees from applying for roles with Cigna or any other company. An Anthem employee may respond to our general recruitment advertising if he/she is interested in applying for a position.

Will any preferential treatment be given to qualified Anthem employees who apply to Cigna roles?

We remain committed to hiring the best talent in the industry. Anthem employees will not be given preferential treatment in the hiring process.

If I am already in the process of interviewing for a role at Cigna, will I still be considered (coming from Anthem employee)?

Yes.  We remain committed to hiring the best talent in the industry.  Anthem employees will not be given preferential treatment in the hiring process.

If I join in 2015 will my compensation will plan be affected by the announcement?

Prior to closing, employees should expect to continue to receive their normal salary, merit increases, bonuses and long-term incentives, if eligible, subject to the guidelines in place for each program and Cigna’s overall policies and procedures.

Assuming the transaction closes, from the closing date to December 31 of the year following the closing, employees will receive compensation (which includes base salary, bonus and other cash incentive opportunities) and employee benefits that are substantially comparable in the aggregate to the compensation and benefits provided immediately prior to the transaction. During this time, an employee’s salary or hourly rate may not be less favorable than what it was at the time of closing and any equity-based compensation provided to Cigna employee’s must be comparable to any equity-based compensation provided to similarly-situated Anthem employees.

Will severance pay be made available to me if my job is eliminated?

Severance pay will be available to eligible Cigna employees who are job eliminated in accordance with the terms of Cigna’s U.S. Employee Severance Pay Plan for a period of two years following the closing. If the merger with Anthem does not occur, we expect the current severance policy to remain in effect.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.